October 24, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C.  20549

Re:	Next Fuel, Inc.
Registration Statement on Form S-1
File No. 333-175466

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated such that the Registration Statement shall become effective on October 28, 2011, or as soon thereafter as possible.

The registrant acknowledges that:

1.           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

3.           the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Jim Verdonik of Ward and Smith, P.A. at (919) 277-9188 and that such effectiveness also be confirmed in writing.  We appreciate your assistance in this matter.

Yours truly,

Next Fuel, Inc.

By:    /S/ Robert H. Craig
Robert H. Craig
Chief Executive Officer

21 Frank Street
Sheridan, WY 82801
Ph: (307) 674-2145
www.next-fuel.com